Mail Stop 3561

September 19, 2008

Mr. Wang Zhigang
Chief Executive Officer
Shandong Zhouyuan Seed and Nursery Co., Ltd.
238 Jianxindong Street,
Laizhou, Shandong Province
People's Republic of China

>   **Re: Shandong Zhouyuan Seed and Nursery Co., Ltd.**
>   **Form 10-KSB/A for Fiscal Year Ended December 31, 2007**
>   **Filed September 8, 2008**
>   **File No. 333-52472**

Dear Mr. Zhigang:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended December 31, 2007

Report of Independent Registered Public Accounting Firm, F-2

1. We note that your auditors are located in New York. It appears that all of the assets, liabilities, revenues and expenses of Shandong Zhouyuan Seed and Nursery Co. relate to operations located in the People's Republic of China. Please tell us how the audit of the operations in the People's Republic of China, including the associated assets and liabilities, was conducted. Your response should include a discussion of the following:

- Whether another auditor was involved in the audit of the Chinese operations. If so, please tell the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB). Additionally, please tell us how your U.S. auditor assessed the qualifications of the other auditor and the other auditor's knowledge of US GAAP and PCAOB Standards;
- Whether your U.S. auditor performed all the required audit procedures within the United States or whether a portion of the audit was conducted by your U.S. auditor within the People's Republic of China.

Financial Statements

Notes to Financial Statements

Note 1, Organization and Operations, page F-7

2. We have reviewed your response to our prior comment two noting that your response appears to be a reiteration of the disclosure within the financial statements and does not provide clarification surrounding your accounting for the transaction between Infolink and Zhouyuan. Your disclosure that Zhouyuan is consolidated under FIN 46(R) on a basis similar to a reorganization between entities under common control appears to represent two different accounting methodologies. Please provide a detailed analysis to support your accounting treatment. Depending on the accounting treatment you applied, your analysis should include either (i) a thorough discussion of the requirements and specific accounting under FIN 46(R) or (ii) entities under common control under paragraphs D11- D18 of Appendix D of SFAS No. 141.

Item 8A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 14

3. We note that your have amended your 10-KSB to provide the disclosures required by Item 307 of Regulation S-B and your management has concluded that disclosure controls and procedures were effective as of the end of the fiscal year. Please tell us how management's failure to provide the disclosure required by Item 307 of Regulation S-B impacts the conclusion regarding the effectiveness of your disclosure controls and procedures. Please tell us the factors you considered to support management's conclusion that disclosure controls and procedures were effective or amend your Form 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year.

Exhibit 23.1

4. It appears that your exhibit is providing consent for the inclusion of the financial statements by incorporation by reference to the S-8 only. Please revise to file a consent that appropriately references the annual report on Form 10-K.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Blaise Rhodes, Staff Accountant, at (202) 551-3774 or Angela Halac, Staff Accountant, at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services